Exhibit 99.1

N E W S  R E L E A S E

Siyata Mobile to Participate in Critical Communications World 2023 in Helsinki, Finland May 23 to 25

Visit Booth F65 in the Exhibition Hall to Experience Siyata’s Solutions

VANCOUVER, BC / ACCESSWIRE / May 22, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW)(“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, announced today that Siyata will attend and exhibit at Critical Communications World 2023 (“CCW”) May 23-25 at the Helsinki Expo and Convention Centre in Helsinki, Finland.

Marc Seelenfreund, Founder and CEO of Siyata, commented, “We aim to become a premier, global provider of PTT solutions and are building out a robust ecosystem of distributors, partners and manufacturers to support this goal. Sales of SD7, our powerful push-to-talk (PTT) communications solution, are beginning to accelerate, particularly in Europe, and CCW is an excellent venue for us to showcase our solutions, increase brand awareness and attract potential buyers.”

CCW is a conference and expo that brings together mission-critical and business-critical end-users with manufacturers and suppliers for three days of inspiration, knowledge and connections. At its heart, CCW is a global networking hub, allowing visitors to view the latest technology and forge new business relationships with partners from across the globe.

To learn more, visit https://www.critical-communications-world.com/.

About Critical Communications World

Serving the sector for more than 20 years. CCW unites mission-critical and business-critical end-users with manufacturers and suppliers for three days of inspiration, knowledge and connections.

CCW 2023 takes place in Helsinki and will bring together host operators from Finland, Denmark, Norway, Sweden, and Estonia, promising to create a unique event.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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